Topics Discussed at the Board of Directors/Advisory Board
meeting on June 26, 2002

Place: 39 Broadway, Suite 720, NY, NY 10006
Time: 10:30 AM
Attending:
          Anthony Fusco
          David Serure
          Irwin Tancor
          Dennis Arrout

°	Current Lease Situation

°	Discussed whether or not it would be prudent to hire a real estate broker to get us out of our current lease and possibly into a new lease.
°	The board agreed to let A. Fusco hire a broker to see how feasible a move or negotiation with landlord would be.

°	Further Investment in Legend Trading

°	Board agreed it would be prudent if management decided to put more money into Legend to expand their operations (EX: hire more brokers)

°	Discussed the status of the following companies in the same detail as was discussed in the April 2002 letter to shareholders:

°	Current status of Investment in SIHB
°	Current status of LWS
°	Current status of TSI

°	Discussed status of registering the company for OTC Electronic BB

°	10SB status with Anslow & Jaclin, LLP
°	Auditors working on first quarter results
°	B/D in Washington to file 211

°	Discontinuation of companies group health coverage

°	David to get his own and Anthony will be covered by Legend

°	Compensation of Officers

°	Irwin, Dennis and Anthony agreed that David Serure should receive ·

°	David – $500 per month for now plus reimbursed approximately $800 for health insurance

°	Irwin, Dennis and Anthony agreed that Anthony Fusco should receive ·

°	Anthony – base salary of $125,000 per year effective July 1, 2002. Will be paid as the company can afford it and at A. Fusco discretion. Plus the company shall continue to pay for A. Fusco automobile.

We the people listed below attended and agree the following items were discussed on said date.

/s/ Dennis Arrouet Dennis Arrouet	/s/ Irwin Tancer Irwin Tancer

/s/ David Serure David Serure	/s/ Anthony Fusco Anthony Fusco